Exhibit 99.1

VIQ Solutions Announces Voting Results From Annual and Special Meeting of Shareholders

PHOENIX, ARIZONA, June 27, 2023 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, announced the voting results from its annual and special meeting of shareholders (the “Meeting”) on June 27, 2023. Shareholders approved all matters set forth in the Company’s Management Information Circular dated May 19, 2023. A total of 15,127,879 common shares of the Company (“Shares”) were voted at the Meeting, representing 43.57% of the issued and outstanding Shares.

The voting results for the election of directors were as follows:

Nominee	% of votes for	% of votes withheld
Sebastien Paré	93.95%	6.05%
Larry Taylor	95.87%	4.13%
Harvey Gordon	96.54%	3.46%
Christine Fellowes	96.53%	3.47%
Joseph Quarin	96.43%	3.57%
Yixin (Shing) Pan	96.53%	3.47%
Susan Sumner	96.52%	3.48%
Bradley Wells	96.42%	3.58%

The voting results for the remaining matters were as follows:

•	Appointing Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorizing the board of directors of the Company to fix their remuneration:
o	Votes for: 99.64%
o	Votes withheld: 0.36%
•	Approving the amended and restated By-Law No 1 of the Company:
o	Votes for: 91.99%
o	Votes against: 8.01%
•	Approving the possible future Share consolidation on the basis of one (1) post-consolidation Share for between ten (10) and eighteen (18) pre-consolidation Shares:
o	Votes for: 80.79%
o	Votes against: 19.21%

For further details on each of the above matters, please refer to the Circular available under VIQ’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Media Contact:

Laura Haggard

Chief Marketing Officer

VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.